EXHIBIT 10.104

15231 Barranca Parkway Irvine, CA 92618 Telephone: (949) 727-3157 Facsimile: (949) 727-3657

September 26, 2007

Dr. Pierre V. Trân

2231 Nola Drive

San Jose, CA 95125

Dear Dr. Trân:

I am very pleased to offer you the position of Chief Medical Officer and Vice President of Clinical Development at Cortex Pharmaceuticals, Inc. The starting base salary for this position is $25,416.67 per month ($305,000 annually). You will be entitled to receive an annual bonus of up to 30% per year based on the company performance and achievement of individual goals. In this position, you will receive the same package of benefits that Cortex currently provides to executives of a similar level to you which includes four (4) weeks paid time off per calendar year, coverage under the Company’s group medical, dental, vision, life, and disability plans, 401(k) retirement plan, flexible spending plan, and employee stock option plan (see below).

Additionally, Cortex will grant you a stock option (the “Option”) to purchase up to 750,000 shares of Common Stock, with an exercise price equal to the fair market value on the first day of your employment, determined in accordance with Cortex’s 2006 Stock Incentive Plan (the “Plan”). The right to purchase the shares subject to the Option will vest in accordance with the following: 200,000 on your date of employment (however, if you leave Cortex voluntarily before the completion of one year of employment, only 100,000 shares will be retained by you) 550,000 to vest over four years (1/48 per month) from your date of employment. In the case of a Change of Control at Cortex, all shares will become fully vested simultaneously when the change in control becomes effective. Our CFO will calculate the maximum number possible to be granted as Incentive Stock Options and the remainder will be granted as Non-Qualified shares. You will be eligible for additional share options on an annual basis starting in 2008.

Cortex will pay the lost bonus opportunity for 2007 from Xenoport of $80,000. This will be paid in February, 2008 when all other bonus plans are paid out at Cortex.

In addition, Cortex will pay for your temporary living expense of up to $4,500 per month (to be grossed up to cover related taxes) which includes $1,000 per month for airfare between Irvine and San Jose for a period of up to 24 months from the date of hire. Cortex will provide assistance for the search for a one bedroom furnished apartment.

Cortex will also pay for two trips for you and your wife to travel to Southern California to look for housing (not to exceed a total of 6 days).

Cortex will also provide you with a relocation package. This will be available to you for 3 years from the date of hire to assist you when you are able to relocate to the Irvine area. We will cover the cost of moving your family and standard household (including 2 automobiles) to Irvine from San Jose. The relocation of any unusual items such as horses, boats, motor homes, etc will need to be negotiated separately at the time of the move. Cortex will also pay for all legal fees, real estate commissions and closing costs associated with both buying a home in the Irvine area and selling a home in the San Jose area.

Additionally, we will provide a mortgage assistance program for a maximum of a $600,000 mortgage by providing interest payments on the mortgage balance of 5% on year one, 4% on year two, 3% on year three, and finally 2 % on the fourth year. Such payments will be grossed up to cover related resulting tax liabilities. We will require proper documentation related to both mortgages to initiate these payments. Such payments will only be initiated when an actual mortgage has been obtained in the Irvine area, so that you potentially will receive up to four years of payments from that date.

In the event of termination of your employment by the Company without cause in connection with, or within six (6) months following a “Change in Control” as defined in the Plan, you shall be entitled to termination pay equal to twelve months of your Base Salary. The payments shall be in lieu of all damages and other compensation to which you may be entitled, under any employment agreement or otherwise, by reason of termination of your employment and shall also be in lieu of further salary payments to you for periods subsequent to the termination of your employment. The payment shall not be considered compensation for any benefit calculation or other benefit plans maintained by the Company. The payments will be paid to you in a lump sum, net of all applicable withholding taxes, within 30 days after your date of termination. You will also receive payments for all unpaid, paid time off (PTO) days that you have accrued through the date of your termination. In the event you receive payment, you shall also be entitled to continue to participate in the Company’s employee benefit program, including medical, dental and prescription coverage for a period of twelve (12) months, to the extent permitted by the Company’s insurance provider. The related premiums for such benefits will be paid by the Company. Upon a Change of Control, all stock options then held by you shall vest concurrently with such Change of Control.

Pierre, we are sure you will find working at Cortex a pleasant and rewarding experience. Due to the urgency of other potential candidates, we will need to hear back from you by October 1, 2007. This offer is valid until the end of the day on October 1, 2007. We would like you to start employment as soon as possible, but, in any event, no later than November 1, 2007.

Upon execution of this offer letter, please return one original to the attention of Karen Roland via US mail. Please contact me if you have any questions.

Sincerely,	Accepted by:

/s/ Maria Messinger	/s/ Pierre V. Tran, MD
Maria Messinger	Pierre V. Trân, MD, MMM
CFO

Start Date